April 30, 2012

VIA EDGAR

Mr. Terence O'Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549-4631

Re: Crown Holdings, Inc.
Form 10-K
Filed February 29, 2012
File No. 0-50189

Dear Mr. O'Brien:

Crown Holdings, Inc. (“we,” “Crown” or the “Company”) is responding to the comments raised in your letter dated April 24, 2012 regarding Crown's Form 10-K for the fiscal year ended December 31, 2011. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

Form 10-K for the year ended December 31, 2011

Provision for Restructuring, page 36

1. We have read your response to comment 3. Please confirm you will revise future filings to address the fourth quarter timing of the restructuring charges recognized during 2011. Also, we note that the September 30, 2011 Form 10-Q, filed November 7, 2011, provides no informative disclosures about other possible, material charges that may be warranted for the remainder of the year within your Other European operations. In fact, we note the following disclosures therein:

•
Page 13 states that “[d]uring the first nine months of 2011”, the Company initiated restructuring for “headcount reduction of approximately 32 and is expected to be completed in 2011,” which costs of $4 million “are expected to be the total costs related to the restructuring.” Based on the foregoing, a reader could reasonably infer that you have affirmed that over the last ten months, you have undertaken a restructuring action that will result in only $4 million for the entire year.

•
Page 50 states that both net sales and segment income for European Specialty Packaging, the affected segment, increased for the nine months ended September 30, 2011. Based on the foregoing, a reader could reasonably infer that since there is no discussion about material adverse operating results to the impacted operations, restructuring activity aimed to reduce headcount and manufacturing capacity would be unexpected.

•	Page 52 states only that the expectation for such restructuring provisions to the affected segment is annual tax savings of $3 million.

Therefore, tell us and identify in future filings the adverse operating results of the impacted businesses that would sufficiently explain why the restructuring plans were undertaken and quantify the extent to which manufacturing capacity is being reduced and the number of personnel you expect to terminate. Lastly, please tell us the timeline of your annual budget process in the fourth quarter of 2011, including the exact dates when: i) the process informally and formally began; ii) you informally and formally approved the plan to undertake additional restructuring activities to reduce manufacturing capacity throughout Western Europe; iii) you informally and formally approved the plan to undertake additional restructuring activities to reduce headcount throughout Western Europe, if different than that related to the reduction of manufacturing capacity; and iv) you were able to reasonably quantify the cost associated with such plans. Given the $41 million charge accounts for 105% of fourth quarter net income and 10% of annual net income, it is important that a reader is provided with transparent and timely information, in some cases even before material charges are recorded. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Section 216 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss.”

We confirm that we will revise our future filings to address the fourth quarter timing of the restructuring charges recognized in 2011. In response to your specific questions, the Company follows a formal process for approval of all restructuring projects as discussed below.

On September 7, 2011, we issued our 2012 budget instructions to each division. In connection with the budget preparation, on October 19, 2011, our CFO instructed our European and Americas divisions to communicate potential restructuring projects for the Company to consider in 2012 taking into account each business' existing supply and demand profile and long-term plans. The divisions identified several potential projects that were summarized and presented to our Board of Directors on October 27, 2011. At that time, the project plans were preliminary as several key details including necessary actions to execute, associated costs and payback were still to be finalized. The Board advised the Company to report back once more information was available.

On November 7, 2011, we filed our September 30, 2011 Form 10-Q. We did not disclose these potential actions or costs because, among other things, at that time we had not yet committed to any of the plans and had not determined which were reasonably likely to occur. It is important to note that not all of the projects presented to executive management and the Board were approved. This is not uncommon as each year our divisions typically present executive management with a list of potential projects for consideration.

On November 14, 2011, the Company's CEO and CFO considered and approved, subject to future Board approval, part of the plan to reduce capacity and headcount in the European Aerosol division. On December 8, 2011, Company management presented a revised plan regarding its Aerosol and Specialty Packaging businesses in Western Europe to the Board and received authorization to proceed with further study of the preliminary plan and to carry out the plan of restructuring if and when finalized by management. At various dates between December 8 and December 30, 2011, the Company's CEO and CFO determined that the restructuring plans were final and communicated the approved plans to European Division management for implementation.

The fourth quarter charges were not the result of deteriorating conditions or adverse operating results in 2011 which resulted in a subsequent write-off. The approved plans were primarily in the Company's European Aerosol and Specialty Packaging businesses which have been profitable in recent years. In 2011, segment income for European Aerosols decreased by approximately $1 million compared to 2010. The 2012 budget for our European Aerosols business continues to show a profit although segment income is expected to be down by approximately $3 million from 2011. In 2011, segment income in our European Specialty Packaging business increased $8 million from $22 million in 2010 to $30 million in 2011 and we expect segment income in 2012 to be similar to 2011. While these businesses continue to generate a profit, the Company believes that it can improve profitability by consolidating operations through reducing capacity and headcount. The Company decided to undertake the restructuring to improve the Company's performance going forward and the restructurings were not due to material adverse operating results in the relevant businesses. These actions are expected to reduce headcount by approximately 360 and to eliminate approximately14% of the businesses' capacity.

In our March 31, 2012 Form 10-Q, we will include language similar to the following:

Other European operations

In the first quarter of 2011, the Company recorded a charge of $4 to reduce headcount in its European Specialty Packaging segment. In the fourth quarter of 2011, the Company reviewed its existing supply and demand profile and long-term plans in Europe. The Company identified additional restructuring actions to improve profitability, in its European Aerosols and Specialty Packaging businesses, by consolidating operations through reducing capacity and headcount. In December 2011, the Company approved these actions and recorded an additional charge of $41. These actions are expected to reduce headcount by approximately 360 and to eliminate approximately 14% of the businesses' capacity. The Company currently expects to incur future additional charges of $8 related to the actions and to complete the actions in 2013 at an estimated aggregate cost of $53.

* * * *

Crown acknowledges that:

•	Crown is responsible for the adequacy and accuracy of the disclosure in Crown's filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the
Commission from taking any action with respect to the filings; and

•	Crown may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact Kevin C. Clothier, Vice President and Corporate Controller, at (215) 698-5281.

Crown Holdings, Inc.

/s/ Kevin C. Clothier
Name: Kevin C. Clothier
Title: Vice President and Corporate Controller

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